Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in the Registration Statement on Form S-1 of LaserLock Technologies, Inc. and its Subsidiary of our report, dated April 1, 2013, except for Note 14 as to which the date is May 13, 2013, with respect to the consolidated balance sheet of LaserLock Technologies, Inc. and its Subsidiary as of December 31, 2012 and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2012 appearing in the Prospectus, which is part of this registration Statement.

We also consent to the reference to our firm under the caption “Experts” in such Prospectus.

/s/ MORISON COGEN LLP

Bala Cynwyd, Pennsylvania

August 1, 2013